                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934



                              Dave & Busters, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23833N104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Kurt Butenhoff
                           c/o Bear Stearns & Co. Inc.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 272-6849
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                February 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D



CUSIP NO. 23833N104                                       Page  2  of  7  Pages
                                                               ---    ---


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mandarin, Inc.
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Bahamas
--------------------------------------------------------------------------------

                         7    SOLE VOTING POWER

                              1,422,100
       NUMBER OF         -------------------------------------------------------
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              0
          EACH           -------------------------------------------------------
       REPORTING         9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                1,422,100
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,422,100
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 23833N104                                       Page  3  of  7  Pages
                                                               ---    ---


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph Lewis
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------

                         7    SOLE VOTING POWER

                              0
       NUMBER OF         -------------------------------------------------------
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              1,422,100
          EACH           -------------------------------------------------------
       REPORTING         9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,422,100
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,422,100
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 23833N104                                       Page  4 of  7  Pages
                                                               ---    ---


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jane Lewis
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------

                         7    SOLE VOTING POWER

                              0
       NUMBER OF         -------------------------------------------------------
         SHARES          8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              1,422,100
          EACH           -------------------------------------------------------
       REPORTING         9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,422,100
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,422,100
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

     (i) Name and Issuer: Dave & Busters, Inc. (hereinafter referred to as the "Company" or "Issuer").

     (ii) Address of the Principal Executive Offices of Issuer: 2481 Manna Drive, Dallas, Texas 75220.

     (iii) Title of Class of Equity Securities to which this Statement relates:
           Common Stock, $0.01 par value per share (the "Common Stock").

Item 2.    Identity and Background.

         Mandarin, Inc. is a corporation organized under the laws of the Bahamas ("Mandarin") established as an investment vehicle. The shareholders and directors of Mandarin are Joseph Lewis and Jane Lewis. The business address of each of Mandarin, Joseph Lewis and Jane Lewis (the "Reporting Persons") is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas, United Kingdom. Mandarin was organized in the Bahamas. Joseph Lewis and Jane Lewis are permanent residents of the Bahamas and are citizens of the United Kingdom. The principal business of Mandarin is investments. The principal occupation of each of Joseph Lewis and Jane Lewis is private investments and serving as directors of Mandarin.

         During the last five years, neither Mandarin, Joseph Lewis or Jane Lewis (i) have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

         Mandarin acquired 50,000 shares upon the exercise of 500 put contracts written by it at $12.5 per share on February 17, 2000 for a total purchase price of $625,000. Mandarin used its working capital to acquire the Common Stock.

Item 4.    Interest in Securities of the Issuer.

         Mandarin, Inc. beneficially owns 1,422,100 shares of Common Stock, which constitutes approximately 11.0% of the Company's outstanding shares of Common Stock. The percentage of shares of Common Stock reported beneficially owned is based upon 12,953,375 outstanding as of December 9, 1999 as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1999, as filed with the Securities and Exchange Commission. Mandarin, Inc. has the sole power to vote and the sole power to dispose of the 1,422,100 shares of Common Stock it beneficially owns. Jane Lewis and Joseph Lewis, as the shareholders and directors of Mandarin, Inc., may be deemed to share the power to vote and dispose of the Common Stock held by Mandarin, Inc.

         No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned by any Reporting Person.

Item 5. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Joseph Lewis and Jane Lewis have discretionary authority to vote and dispose of the shares of Common Stock owned by Mandarin.

         On December 21, 1999 Mandarin sold 300 put contract granting the buyer the right to sell 30,000 shares of Common Stock at $5 per share to Mandarin. The put contracts expire May, 2000.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2000                          MANDARIN, INC.

                                             By: /s/ Joseph Lewis
                                                 ------------------------
                                                 Name: Joseph Lewis
                                                 Title: Director



                                                 /s/ Joseph Lewis
                                                 ------------------------
                                                 Joseph Lewis





                                                 /s/ Jane Lewis
                                                 ------------------------
                                                 Jane Lewis